UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

GFR PHARMACEUTICALS INC.
(Exact name of registrant as specified in its corporate charter)

000-27959
(Commission File No.)

Nevada	77-0517964
(State of Incorporation)	(IRS Employer Identification No.)

Suite 11405 - 201A Street
Maple Ridge, British Columbia
V2X 0Y3 Canada .
(Address of principal executive offices)

(604) 460-8440
(Registrant's telephone number)

 Copies to:
Greentree Financial Group, Inc.
7951 SW 6th Street, Suite 216
Plantation, FL 33324
(954) 424-2345 Tel
(954) 424-2230 Fax

GFR PHARMACEUTICALS INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
------------------------------------------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

GENERAL

    This Information Statement is being mailed on or about December 10, 2006 to the holders of record as of December 4, 2006, of common stock, par value $0.001 per share ("Common Stock"), of GFR Pharmaceuticals Inc., a corporation organized under the laws of Nevada ("Company" or "GFRP"). You are receiving this Information Statement in connection with the Company's election of 2 designees ("Designees") to the Board of Directors of the Company.

    On June 26, 2006, GFRP signed a Plan of Exchange (the “Plan of Exchange”) with New Century Scientific Investment Ltd. (“New Century”), Richard Pierce (“Mr. Pierce”), the president and majority shareholder of GFR Pharmaceuticals Inc., and Li An Guo (“Mr. Guo”), the majority shareholder of New Century.

    Pursuant to the terms of the Plan of Exchange, the parties agreed that GFRP would acquire a 90+% interest in New Century by issuing 40 million shares of restricted Common Stock to the shareholders of New Century in exchange for their interest in New Century. The 40 million shares of Common Stock are restricted pursuant to Regulation S under the Securities Act of 1933, and, after issuance, will represent approximately 95% of GFRP’s then outstanding shares of Common Stock.

The exchange of shares was subject to the following conditions:

1.	New Century will nominate someone to be appointed to the board of directors of GFRP.

2.	Both GFRP and New Century will obtain shareholder approval for all the transactions, if necessary.

3.	Both GFRP and New Century will obtain the approval of its Board of Directors for all the transactions.

4.	All parties will have conducted and completed its own due diligence to their satisfaction.

5.
New Century will have delivered audited financial statements and an audit report thereon for the year ended December 31, 2005 and unaudited financial statements for the quarter ended March 31, 2006, with any required audits prepared by a PCAOB member audit firm in accordance with U.S. GAAP.

6.	The rights of dissenting shareholders, if any, will have been satisfied prior to the closing.

7.	GFRP will eliminate all of its material liabilities.

8.
All of the shares of each of GFR Pharma, Inc., GFR Health, Inc., and Nutritionals Direct, Inc. (collectively, the “Subsidiaries”) will be sold to Richard Pierce or his nominee for a purchase price to be negotiated between the parties.

9.
All of the debt owed by the Subsidiaries to GFRP will be assigned to Richard Pierce or his nominee for an amount of consideration to be negotiated by the parties. The Board of Directors will approve after appropriate review (with Mr. Pierce abstaining) the settlement of debt with the Subsidiaries and will approve the acceptance of shares of the capital stock of GFR Pharma Ltd., as full payment of the debt.

10.	Richard Pierce will sell 200,000 shares of Common Stock to New Century or its nominee for the purchase price of $325,000.

11.	GFRP, New Century and Pierce will each deliver a certificate at closing to one another in the form set out in the Plan of Exchange.

12.	Effective on closing, Richard Pierce will resign as a director and officer of GFRP.

13.
GFRP will file a Schedule 14F-1 with the Securities & Exchange Commission pursuant to Rule 14f-1 under the Exchange Act in order to provide advance notice of a change of the majority of directors on the Board of GFRP.

14.	GFRP will file Articles of Exchange with the Nevada Secretary of State.

15.
GFRP will, for a period of eighteen months following the closing of the exchange of shares, agree not to rollback, consolidate, or merge its common shares in any way that would effectively reduce the shareholdings of existing shareholders.

16.
Mr. Pierce will retain 370,000 shares of GFRP as an investment, of which 170,000 shares will be locked up and non-transferable for three months after the closing and the remaining 200,000 shares will be locked up and non-transferable for twelve months after closing of the exchange of shares.

17.	Within 60 days upon the effective date of the Plan of Exchange, GFRP will issue 40,000,000 restricted shares of Common Stock of GFRP to the shareholders of New Century.

    All of these conditions to closing have been met, and the Company, New Century, Mr. Guo and Mr. Pierce declared the exchange transaction consummated on December 4, 2006. As a result of the transactions consummated at the closing, shares representing approximately 95% of the Company’s post-issuance outstanding shares of Common Stock were issued to the New Century shareholders, and 90+% of the registered capital of New Century was acquired by the Company. Upon completion of the physical exchange of the share certificates, New Century became a 90+% owned subsidiary of the Company. The “closing date” as referred to herein means December 4, 2006. An executed copy of the Agreement is attached hereto as Exhibit 10.

    As of the closing date, Richard Pierce was President and Director of the Company. On December 4, 2006, Mr. Pierce resigned as President and Director, and the Board of Directors appointed Mr. Su, Jie as Chief Executive Officer of the Company. He was also appointed as Director of the Company. In addition, the Board of Directors appointed Mr. Wang, Zhi Dong as Chief Financial Officer, Vice President and Director of the Company. As a result, there will be a change in the majority of the Board of Directors of the Company, which requires the filing of this Information Statement on Schedule 14F-1.

    Prior to the consummation of the transactions contemplated by the Agreement, Mr. Pierce was the holder of a controlling position in the issued and outstanding voting stock of Company, beneficially owning 570,000 shares of Common Stock of the Company. As part of the transactions contemplated herein, Mr. Pierce transferred 200,000 common shares of the Company to New Century or its nominee, in exchange for total payments of $325,000 by New Century and/or the New Century Shareholders, less related expenses. The Majority Shareholder retained beneficial ownership of 370,000 shares of Common Stock, of which 170,000 shares will be locked up and non-transferable for three months after the closing and the remaining 200,000 shares will be locked up and non-transferable for twelve months after closing of the exchange of shares.

THE TRANSFER OF THE 200,000 SHARES OF COMMON STOCK OF THE COMPANY AND THE ISSUANCE OF 40,000,000 INVESTMENT SHARES OF COMMON STOCK OF THE COMPANY TO NEW CENTURY AND/OR THE NEW CENTURY SHAREHOLDERS PURSUANT TO THE AGREEMENT WILL RESULT IN A CHANGE IN CONTROL OF THE VOTING SECURITIES OF THE COMPANY. THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY. AS A RESULT, NEW CENTURY AND/OR THE NEW CENTURY SHAREHOLDERS WILL CONTROL THE BOARD OF DIRECTORS OF THE COMPANY.

    No action is required by the shareholders of Company in connection with the election or appointment of the Designees to the Board. However, Section 14(f) of the Securities Act of 1934, as amended ("Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

    On December 4, 2006 there were 1,079,940 issued and outstanding shares of par value $.001 Common Stock. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

    The outstanding shares of Common Stock are the only class of equity securities of the Company currently issued and outstanding.

    The table on the following page sets forth, as of December 4, 2006 certain information with respect to the Common Stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the Common Stock; and (iii) all Directors, nominees and executive officers as a group.

(i)	Security Ownership of Certain Beneficial Owners (more than 5%)

    To the best of management’s knowledge, the following table sets forth all persons beneficially owning more than 5% of the Common Stock of GFRP as of December 4, 2006. Unless otherwise indicated, each of the following persons may be deemed to have sole voting and dispositive power with respect to such shares.

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner [1]	(4) Percent of Class [2]
shares of Common Stock	Richard Pierce 12310 - 201 Street Maple Ridge, British Columbia V2X 7A6 Canada	570,000	52.8%
shares of Common Stock	Lucretia Schanfarber Box 45 Heriot Bay, British Columbia V0P 1H0 Canada	63,333	5.9%

[1]	The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Information Statement from options, warrants, rights, conversion privileges or similar obligations.

[2]	Based on 1,079,940 shares of Common Stock issued and outstanding as of December 4, 2006.

(ii)	Security Ownership of Management

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner [1]	(4) Percent of Class [2]
shares of Common Stock	Richard Pierce 12310 - 201 Street Maple Ridge, British Columbia V2X 7A6 Canada	570,000	52.8%
shares of Common Stock	Marc Casavant 1669 Grant Avenue Port Coquitlam, British Columbia V3B 7W9 Canada	0	0%
shares of Common Stock	Wang, Li An c/o 99 Yan Xiang Road Biosep Building Xi An, Shaan Xi Province, P. R. China 710054	0	0%
shares of Common Stock	Directors and Executive Officers (as a group)	570,000	52.8%

[1]	The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Information Statement from options, warrants, rights, conversion privileges or similar obligations.

[2]	Based on 1,079,940 shares of Common Stock issued and outstanding as of December 4, 2006.

DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

    The following sets forth information concerning the current Directors, nominees and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director, nominee or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees or committees performing similar functions for the Board of Directors. During the fiscal year ended December 31, 2005, the Board of Directors held no formal meetings while Richard Pierce was the director.

Su, Jie— Chief Executive Officer of the Company

    Mr. Su was born in 1963. He graduated from Henan Medical University with a Bachelor of Arts in 1984.

    After graduation, Mr. Su served as a hospital surgeon in China for 13 years until he went to work for Olympus where he was appointed as superintendent of the sales and marketing department in South China, Southwest China, Central China and Northwest China. Since 1999 he has worked hard to build up Olympus's 10 provincial offices in South China. He has been recognized for his creative ideas in staff training and problem solving at Olympus. In the time that Mr. Su went to work for Olympus, sales steadily increased between 30% and 50% per annum over the last seven years. Moreover, sales in South China reached RMB 0.2 billion.

    Since 2002, Mr. Su's proven experience and qualifications in management helped him become one of the top executives at Olympus. Mr. Su was responsible for the academic transfer, marketing management and after-sales services for the company. He also helped the company expand into new markets including Xinjiang which is now setting an example for other regional organizations.

    Mr. Su joined China Biosep Group Co. Ltd. in 2006 where he was put in charge of the negotiations for the merger between Biosep and Shan Xi New Century Scientific Investment Co. Ltd. The negotiations were completed within one month and the merging process proceeded smoothly as a result of Mr. Su's leadership skills.

Wang, Zhi Dong — Chief Financial Officer, Vice President and Director of the Company

    Mr. Wang was born in 1967. He graduated with a Masters in Civil and Commercial Law from the Northwest University of Politics and Law in the People's Republic of China.

    Mr. Wang has been the Chief Financial Officer of New Century since 2004. He is responsible for the financing and investing activities of New Century. From 2002 to 2004, Mr. Wang was the Vice General Manager of Western China Credit Guarantee Co. Ltd., in charge of the daily operations of the company. From 2000 to 2002, Mr. Wang was Director of the Asset Management Department in Shanghai Hua Chen Assets Management Co. Ltd., in charge of corporate investments, mergers and acquisitions, and asset reorganizations. Mr. Wang has more than 10 years of experiences in finance and accounting. He has significant experience in funds management, mergers and acquisitions.

EXECUTIVE COMPENSATION:

Mr. Su has not received any cash compensation from the Company in the last three years.

Mr. Wang has not received any cash compensation from the Company in the last three years.

No Directors of the Company have received compensation for their services as Directors nor have they been reimbursed for expenses incurred in attending Board meetings.

The Company may pay cash compensation to its Officers and Directors in the future, however no final determinations have been made as of the date hereof.

LEGAL PROCEEDINGS:

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of Forms 3, 4 and 5 received by the Company.

The Company is not aware of any person who at any time during the period prior to the quarter ended June 30, 2006 was a director, officer, or beneficial owner of more than ten percent of the Common Stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed its Registration Statement of Form 10SB with the Securities Exchange Commission.

OTHER INFORMATION:

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

By Order of the Board of Directors GFR Pharmaceuticals, Inc.

Dated: December 4, 2006	By:	/s/ Wang, Li An
Wang, Li An